UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

EMPIRE RESOURCES, INC
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

292206E100
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ x ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	292206E100	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	1,897,239
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	1,897,239
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*		1,897,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 *		17.60%
12	TYPE OF REPORTING PERSON		IN

* Includes (i) 1,030,236 Shares that may be acquired by Leon G. Cooperman upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 and (ii) 772,678 Shares that may be acquired The Leon and Toby Cooperman Family Foundation (the “Foundation”) upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 and (iii) 94,325 Shares owned directly by the Foundation. Leon G. Cooperman disclaims a beneficial interest in the Shares that may be acquired and owned by the Foundation.

CUSIP No.	292206E100	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		THE LEON and TOBY COOPERMAN FAMILY FOUNDATION 13-3102941
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	867,003
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	-0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER	867,003
PERSON WITH:	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*		867,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9*		8.89%
12	TYPE OF REPORTING PERSON		OO

* Includes 772,678 Shares that may be acquired by Foundation upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 and 94,325 Shares owned directly. Leon G. Cooperman disclaims a beneficial interest in the 867,003 Shares.

CUSIP No.	292206E100	Page 4 of 7

Item 1(a).	Name of Issuer:

EMPIRE RESOURCES, INC. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Parker Plaza
Fort Lee NJ 07024

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman") and The Leon and Toby Cooperman Family Foundation (the “Foundation”), a charitable trust dated December 16, 1981. Mr. Cooperman is, among other activities, an investor engaged in investing for his own account. Mr. Cooperman is one of the Trustees of the Foundation.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Cooperman and the Foundation is 11431 W. Palmetto Park Road, Boca Raton FL 33428.

Item 2(c).	Citizenship:

Mr. Cooperman is a United States citizen. The Foundation is a United States charitable trust.

Item 2(d).	Title of Class of Securities:

Common Stock (the "Shares").

Item 2(e).	CUSIP Number:

292206E100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No .	. 292206E100	Page 5 of 7

Item 4.	Ownership.

(a) (b) Amount beneficially owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 1,897,239 Shares, which constitutes approximately 17.60 % of the total number of Shares outstanding. This is based on a total of 8,976,231 Shares outstanding reported on the Company's Form 10-Q filed with the SEC for the quarterly period ended September 30, 2014 plus adding 1,802,914 Shares in the computations. This includes (i) 1,030,236 Shares that may be acquired by Leon G. Cooperman upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 and (ii) 772,678 Shares that may be acquired the Foundation upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 and (iii) the 94,325 Shares owned directly by the Foundation. Leon G. Cooperman disclaims beneficial interest in the 867,003 Shares owned and those that may be acquired by the Foundation.

The Foundation may be deemed the beneficial owner of 867,003 Shares, which constitutes approximately 8.89 % of the total number of Shares outstanding. This is based on a total of 8,976,231 Shares outstanding reported on the Company's Form 10-Q filed with the SEC for the quarterly period ended September 30, 2014 plus adding the 772,678 Shares in the computations. This includes 772,678 Shares that may be acquired by the Foundation upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016.

	(c)	Number of Shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

Mr. Cooperman 1,897,239 Foundation 867,003

		(ii)	Shared power to vote or to direct the vote

Mr. Cooperman -0- Foundation -0-

		(iii)	Sole power to dispose or to direct the disposition of

Mr. Cooperman 1,897,239 Foundation 867,003

		(iv)	Shared power to dispose or to direct the disposition of

Mr. Cooperman -0- Foundation -0-

CUSIP No .	292206E100	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 23, 2015 as of December 31, 2014

The Leon and Toby Cooperman Family Foundation

By /s/ LEON G. COOPERMAN, Trustee

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.	292206E100	Page 7 of 7

EXHIBIT 1 - JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) and POWER OF ATTORNEY

The undersigned persons hereby agree that reports on Schedule 13D and 13G and amendments thereto, with respect to the Common Stock of EMPIRE RESOURCES, INC. may be filed in a single statement on behalf of each of such persons, and further, each of such persons EMPIRE RESOURCES, INC. designates Alan M. Stark as his/its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13D and 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: September 15, 2014

/s/ LEON G. COOPERMAN

Dated: September 15, 2014

The Leon and Toby Cooperman Family Foundation

By /s/ LEON G. COOPERMAN, Trustee